

August 15, 2013

Via E-mail
Mr. Walter P. Mascherin
Executive Vice President and Chief Financial Officer
Fortegra Financial Corp
10151 Deerwood Park Boulevard
Building 100, Suite 330
Jacksonville, FL 32256

Re: **Fortegra Financial Corp**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-35009

Dear Mr. Mascherin:

We have reviewed your July 22, 2013 response to our July 10, 2013 letter and have the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may raise additional comments.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 73

1.   Please refer to your response to prior comment 1. The explanation supplied by Johnson Lambert LLP's as to why they did not include an explanatory paragraph to their report to note that the financial statements had been restated was based on their conclusion that the "restatements, individually and in the aggregate were immaterial to the financial statements taken as a whole". This statement appears to be inconsistent with the reasons for the restatement in your letter addressed to the Chief Accountant's Office of the Division of Corporation Finance dated March 25, 2013. In this letter you state that "We are considering restating their previously issued consolidated statements of income for the years ended December 31, 2011 and 2010 and the unaudited quarterly periods ended March 31, June 30 and September 30 for the years ended December 31, 2012, 2011 and 2010 to correct for a material error in the presentation of revenue." Also we note that you filed an Item 4.02 Form 8-K on March 28, 2013 that states that your financial statements

for those periods should no longer be relied upon. Since you have labeled these financial statements as restated and consider the restatements to be material based on your previous correspondence, we believe that Johnson Lambert LLP should have included an explanatory paragraph in their report. Please amend your Form 10-K for the fiscal year ended December 31, 2012 to include a revised report from Johnson Lambert LLP or advise us further.

      Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief